JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

May 25, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 79 to the Registration Statement under the Securities Act of 1933 and Amendment No. 80 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)
The following four Fund Name Changes:

JNL/AIM Global Real Estate Fund to JNL/Invesco Global Real Estate Fund;

JNL/AIM International Growth Fund to JNL/Invesco International Growth Fund;

JNL/AIM Large Cap Growth Fund to JNL/Invesco Large Cap Growth Fund; and

JNL/AIM Small Cap Growth Fund to JNL/Invesco Small Cap Growth Fund.

2)
The termination of Sub-Adviser Credit Suisse Asset Management, LLC.

The replacement of Credit Suisse Asset Management, LLC with existing Investment Sub-Adviser Goldman Sachs Asset Management, L.P. for the JNL/Credit Suisse Long/Short Fund, and a corresponding Investment Objective/Strategy and Fund Name Change.

The replacement of Credit Suisse Asset Management, LLC with new Investment Sub-Adviser BlackRock Investment Management, LLC for the JNL/Credit Suisse Commodity Securities Fund, and a corresponding Fund Name Change.

3)
The addition of the following Feeder Fund:

JNL/BlackRock Global Allocation Fund.

Please note that the investment objectives and strategies for the above fund is similar to the fund investment objectives and strategies found under CIK#: 0000319108, for BlackRock Series Fund, Inc.

4)	The Investment Sub-Advisory fee changes for T. Rowe Price Associates, Inc.

5)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

May 25, 2010

U.S. Securities and Exchange Commission	VIA FACSIMILE (202) 772-9285
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary